420 Lexington Avenue - Suite 408
New York, NY 10170

December 17, 2008

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SIGA Technologies, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 13, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed on November 6, 2008
Form DEF 14A
Filed on April 9, 2008
File No. 000-23047

Dear Mr. Rosenberg:

Reference is made to the letter (the “Comment Letter”), dated November 26, 2008, setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) regarding the filings of SIGA Technologies, Inc. (“SIGA,” the “Company” or “we”) referenced above.

This letter contains the Company’s responses to the Staff’s comments in the Comment Letter.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The paragraph numbers of this letter correspond to the numbers appearing next to the Staff’s comments as set forth in the Comment Letter.

Form 10-K for the Year Ended December 31, 2007

General

1.
We note your reference to grant agreements with NIH throughout the Form 10-K and your statement on page 37 that for the years ended December 31, 2007, 2006 and 2005, revenues from NIH contracts and grants were 71%, 53% and 87%, respectively, of total revenues recognized.  We note that you have included one agreement with NIH from September 2006 as an exhibit to the Form 10-K.  In the text of the Form 10-K, however, you refer to other contracts with NIH from October and August of 2006 and July and September of 2007.  Please include all material contract and grant agreements with NIH as exhibits to the Form 10-K.  If the agreements with NIH from October and August of 2006 and July and September of 2007 are not material, please provide us with your analysis supporting this determination.

The Company respectfully advises the Staff that we have previously filed all material agreements. During the year ended December 31, 2006, SIGA entered into a 3-year, $16.5 million agreement with the NIH.  Because this new agreement exceeded $5.0 million at the time signed, it was deemed to be material by management and was included as an exhibit to the Form 10-K for such year.  The August and October 2006 grants mentioned in the comment were “continuation grants” ($4.8 million to support our smallpox initiative and $6.0 million to support our Lassa initiative). These awards extended grants that were already active and were filed in their original form as exhibits to our Form 10-K for the year ended December 31, 2004.  Additionally, during the year ended December 31, 2007, SIGA was awarded a 2-year grant for $615,000 and a two-year grant for $555,000. These grants were not deemed to be material by management as they are below the $5.0 million materiality threshold which existed when the agreements were executed.  Further, we respectfully advise the Staff that awards of NIH grants are completed using a standard cover letter, which, we believe, does not add any information material to the reader of our financial reports.

During 2008, SIGA entered into a modification to its original agreement with the NIH, increasing its original amount by $20 million, and a new agreement for $54.5 million.  These material agreements were included as exhibits to our Form 10-Q for the period ended September 30, 2008.  Additionally, during 2008, we were also awarded a two-year grant by the NIH, for a total amount of $964,000, which we did not deem to be material.

Management evaluates materiality of new agreements and grants for filing purposes in the period in which the agreements are executed.  As a practice, we do not include continuation award documents as exhibits, as there are no substantive changes to the original form of award filed by the Company.  Further, we do not file agreements for awards that do not exceed the materiality thresholds which are established based on SIGA’s operations at the time of the award.  As stated above, during 2006 and 2007, agreements and grant awards for less than $5.0 million were not considered material.

Form 10-Q for the Quarterly period ended September 30, 2008

Consolidated Financial Statements (Unaudited)

3.  Stockholders’ Equity, page 8

2.
You disclose that you entered into a letter agreement with MacAndrews & Forbes, LLC (M&F) whereby they committed to invest up to $8 million over a one-year period.  You indicate that M&F will receive common stock at the lesser of $3.06 per share and the volume-weighted average price per share for the fine trading days immediately preceding each funding date as well as warrants.  Although you indicate that M&F will receive common stock and warrants upon your request for funding, you also indicate that M&F has the option to invest in you at the same terms for a one-year period.  Please explain to us why you do not apparently account for the right that M&F holds to purchase your stock as a liability under EITF 00-19.  In this regard, it appears that if your stock price drops substantially you may not have enough authorized shares to issue to M&F if it exercised its right to invest in you as discussed in paragraph 19 of SFAS 00-19.

The Company has considered the comment and respectfully advises the Staff that the provisions of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s own Stock,” have been evaluated as it relates to the determination that the right that M&F holds does not represent a liability of the Company.  The right held by M&F does not enable net-cash settlement of the agreement in accordance with par. 8 and par. 12 of EITF 00-19.  Further, as required under par. 13 of EITF 00-19, the Company has evaluated the additional conditions necessary for equity classification specified under par. 14-32 of EITF 00-19 and respectfully advises the Staff that each of these conditions supporting equity classification were addressed as follows:

o	SIGA can deliver unregistered shares under its agreement with M&F, and a failed registration statement has not occurred in the six months prior to SIGA’s classification assessment date.

o
There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC or for any other reason.  The agreement also does not require the payment of any cash penalties for any reason.

o
Specifically, as it relates to requirements to maintain sufficient authorized shares to settle the agreement and explicit limits on the number of shares to be issued under par. 19-21 of EITF 00-19, the Company advises the Staff that the agreement with M&F contains an explicit limit on the number of shares to be delivered in the share settlement such that M&F will only consummate that portion of the investment transaction that will not require shareholder approval under applicable Nasdaq rules (which require approval of investments in excess of 20% of outstanding common stock).  At the date of the letter agreement the limit calculated to a total of 7,019,810, or 4,844,150 shares of common stock and 2,175,660 warrants.  The Company has 100,000,000 authorized common shares, of which only 35,379,690 shares of common stock are currently outstanding and the fully diluted common shares amounts to 49,910,341 shares.  Based on these facts, the Company has sufficient authorized and unissued shares available to settle its contact with M&F during the maximum period which the agreement could remain outstanding.

o	There are no provisions in the agreement that indicate that M&F has rights that rank higher than those of a shareholder of stock.

o	There is no requirement in the agreement to post collateral at any point for any reason.

o
Specific provisions of EITF 00-19 not listed above describe features, conditions or obligations which do not exist in our agreement with M&F and, therefore, are not applicable and do not impact equity classification.

Based on the evaluation of the 00-19 requirements as described above, equity classification has been determined to be appropriate.  In our Form 10-K for the year ended December 31, 2008 and applicable subsequent filings, we will disclose the limit  on the number of shares to be issued to the extent that such right held by M&F remains outstanding other pertinent terms and conditions related to this transaction will also be disclosed.

3.
You disclose your intent to charge the transaction costs associated with your M&F letter agreement to additional paid-in-capital upon the issuance of common stock and warrants under the agreement.  Please explain to us how you intend to account for these transaction costs if you do not draw the entire $8 million under the agreement and revise your disclosures as appropriate.  Please reference for us the authoritative literature you relied upon to support your accounting.

The Company respectfully advises the Staff that our intention is to exercise our right to receive the full $8 million upon issuance of common stock to M&F, prior to expiration of the agreement.  The Company will account for the transaction costs in accordance with the provisions of EITF Topic D-98 as supplemented by the guidance under SAB Topic 5A, “Expenses of Offering.”  Under EITF Topic D-98, costs of obtaining new capital by issuing common stock that is classified as permanent equity are considered a reduction of the related proceeds.  As such, we believe that when we issue stock under the agreement with M&F, we will charge the entire amount of the deferred transaction costs to additional-paid-in-capital, hence reducing the net proceeds from the transaction.  Based on the guidance provided for transaction costs, we believe it is appropriate to record as deferred costs until such time that we issue stock under the agreement.  In the event that we do not issue stock under the agreement, we will charge the entire amount of deferred transaction costs to the results of operations at the end of our agreement with M&F.  We also advise the Staff that the guidance under SAB Topic 5A, which states that “specific incremental costs directly attributable to a proposed or actual offering of securities may be properly deferred and charged against the gross proceeds of the offering,” further supports our intention.

7.  Commitments and Contingencies

Other, page 10

4.
Please revise your disclosure to include an estimate of the possible loss or range of loss or state that such an estimate cannot be made as appropriate.  If you cannot make an estimate, please disclose the facts and circumstances that prevent management from making such an estimate and include a discussion of what is being sought in the complaint.  Refer to paragraph 10 of SFAS 5.

In our Form 10-K for the year ended December 31, 2008, we will note, as required pursuant to paragraphs 8 (b) and 10 of SFAS 5, that a possible loss or range of loss cannot be reasonably estimated because PharmAthene, Inc., in its Complaint, seeks injunctive and declaratory relief as well as unspecified monetary damages and we have asserted what we believe to be meritorious defenses.  Therefore, management has concluded that it is not possible to reasonably estimate a range of loss.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

5.
We note that the Company has experienced material changes in its accounts receivable, prepaid expenses and deferred revenue balances from December 31, 2007, to September 30, 2008.  Please revise the discussion in your MD&A to provide an explanation for the material changes to these balance sheet items.  Item 303(b)(1) of Regulation S-K requires you to “Discuss any material changes in financial condition from the end of the preceding fiscal year to the date of the most recent interim balance sheet provided.”

In consideration of the Staff’s comment and based upon the requirements of Item 303(b)(1) of Regulation S-K, we will enhance our disclosures in our Form 10-K for the year ended December 31, 2008 and applicable subsequent filings to explain the additional material changes specified in this comment.  Specifically, as it relates to prepaid expenses, we paid a deposit of $1.25 million to a third party for the manufacturing of ST-246 for testing, which increased the balance as of September 30, 2008.  Upon submitting an invoice to the NIH for the deposit paid to the third party, we booked a receivable and corresponding deferred revenue.  We received payment in full from the NIH for the receivable that was outstanding at September 30, 2008.  The amount recorded as prepaid expense will be recognized as expense as the related manufacturing takes place, and revenue will be recognized accordingly.  To the extent that material changes in these or other accounts exist in the future, we will discuss these changes in our Forms 10-K and other filings as required and in accordance with Item 303(b)(1) of Regulation S-K.

6.
We note your statement on page 15 that, “In reviewing and recommending the compensation of the Chief Executive Officer and other executive officers, the Compensation Committee considers the compensation awarded to officers of similarly situated companies.”  Please disclose if the Committee engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components.  You should identify the companies that comprise the peer group used for benchmarking purposes, provide insight into the basis for selecting the peer group, and disclose the relationship between actual compensation and the data utilized in the benchmarking or peer group studies.  See Item 402(b)(xiv) of Regulation S-K and our related Compliance & Disclosure Interpretation 118.05.

The Company respectfully advises the Staff that, as a framework for its 2008 compensation decisions regarding our named executive officers, the Compensation Committee evaluated aggregate executive compensation data from the fiscal years 2006 and 2007 regarding the chief executive officer, chief financial officer, and chief scientific officer of each of Emergent Biosolutions Inc., Human Genome Sciences, Inc., and Neurogen Corporation, and the chief executive officer, senior vice president and vice president of PharmAthene, Inc.  These companies were selected as similarly situated because they are all biotechnology companies specializing either in small molecule drugs or solutions to bioterrorism, and none have market capitalizations exceeding $1.5 billion. In connection with the compensation decision for our Chief Executive Officer, we also considered compensation data relating to Dynavax Technologies Corp., AVI Biopharma Inc., Hemispherx Biopharma Inc., Alexion Pharmaceuticals Inc., Genaera Corp., Biocryst Pharmaceuticals Inc., and Avigen Inc.  These companies were selected as similarly situated because they are all biotechnology companies of a comparable size to the Company.  The Committee found that the aggregate compensation paid to the Company’s executive officers was consistent with the selected peer group taking into account differences, such as size of grant revenue, scope of supervisory responsibility of employees and nature of other commitments, with the peer group.  We anticipate that the Committee will evaluate similar data in determining 2009 executive compensation, as will be disclosed in the Proxy Statement on Form DEF 14A for our 2009 annual meeting of shareholders.

7.
We note your statement on page 16 that, “The Compensation Committee evaluates at least once a year the performance of our officers and other key employees in light of goals and objectives established by the Committee . . . .”  Please disclose these performance objectives that are tied to each named executive officer’s compensation.  Alternatively, provide justification for the omission in light of the appropriate standard set forth in Instruction 4 to Item 402(b) of Regulation S-K.

The Company respectfully advises the Staff that, in its evaluation of Dr. Rose, the Compensation Committee considers overall management of the Company, the progress achieved by our drug candidates, the establishment and maintenance of successful relationships with the Company’s various funding and research partners and potential customers and successful relations with the Board and shareholders.  In its evaluation of Mr. Konatich, the Committee considers the Company’s financial performance, his role in achieving our financial goals, his relationships with shareholders and potential investors, his efforts with respect to financial regulatory compliance (including compliance with NASDAQ rules, the securities laws and all related regulations), and the preparation of and compliance with the Company’s budget.  In its evaluation of Dr. Hruby, the Committee considers achievement of program objectives within budgetary requirements, new grants obtained, relationships with regulators and current and possible future scientific partners, compliance with grant requirements and management of the Company’s Corvallis facility.  We anticipate that the Committee will continue to evaluate its executive officers in a similar manner in the future, as will be disclosed in the Proxy Statement on Form DEF 14A for our 2009 annual meeting of shareholders.
_______________

We trust that the preceding responses will fully address the Staff’s comments as set forth in the Comment Letter.  Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

o	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, please do not hesitate to contact me.

            Very truly yours,

            /s/ Thomas N. Konatich
            Thomas N. Konatich
            Chief Financial Officer
            SIGA Technologies, Inc.